Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 3 July 2006
Stock exchange announcement No. 34/2006

Vestas receives an order for 31 units of the V82 turbine in Spain

The Vestas Group has received an order from the reputable Spanish wind farm developer, Parque Eólico de Alentisque S.L. for 31 units of the V82 turbine. The order is a turnkey order and also includes a VestasOnline™ remote monitoring system.

The project will be located in the region of Castilla y León, in the west central part of Spain. Vestas has in total installed 233 MW in the region which is the third largest region in Spain in terms of installed wind power with more than 2,000 MW installed as per 31/12/2005.

Vestas is already represented in the region with two factories. *"In 2003, Vestas built a control system factory in Soria, and this year we have completed the construction of our V90 nacelle production unit in Villadangos. The fact that Parque Eólico de Alentisque S.L. has chosen Vestas as supplier for their project is a further strengthening of our presence in Castilla y León"* says Ebbe Funk, President of Vestas Mediterranean A/S.

Delivery of the turbines will begin in November 2006, and the wind power plant will be completed in 2007. The wind power plant is estimated to produce 136,000 MWh per year, which corresponds to a saving of 74,528 tons of CO_2 emission to the atmosphere.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 16/2006 of 29 March 2006.

Any questions may be addressed to Ebbe Funk, President of Vestas Mediterranean A/S, telephone +34 93 241 9800 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 3 July 2006
Stock exchange announcement No. 35/2006

Vestas to establish R&D centre in Singapore

Vestas has decided to establish a Research and Development centre in Singapore. When fully established, the new R&D centre will employ more than 150 people. The centre will be put into operation during the first six months of 2007.

"*Vestas is the world's leading manufacturer of wind power systems and has always been a driving force in the development of technology that makes wind power an even more reliable and cost-effective source of energy. This new R&D centre will contribute to ensuring that Vestas will maintain its leading position*," says Finn Strøm Madsen, President of Vestas Technology R&D.

The Vestas Group has recently moved the headquarters of Vestas Asia Pacific to Singapore in order to ensure a closer dialogue with the customers in the region.

"*We have chosen Singapore as the location for the R&D centre, because this gives us access to a highly qualified workforce in an international R&D environment. At the same time, it gives us the opportunity to create a closer contact with our regional sales and purchasing units, enabling us to supply products which are even more in accordance with our customers' demands*," says Finn Strøm Madsen.

The plans for the new development centre have been finalised through a close collaboration with Singapore Economic Development Board.

"*We welcome Vestas, the world's leading company in the wind power industry to base its new R&D centre in Singapore. This significant move by Vestas will be instrumental in helping us achieve our ambition of making Singapore a global hub for the renewable energy industry*," says Mr Teo Ming Kian, Chairman of Singapore Economic Development Board.

The new development activities will also imply that Vestas further increases its collaboration with globally leading technology companies, universities and institutes.

"*At the moment, we are establishing a new development centre and the world's largest test centre for gearboxes, generators and nacelles, both in Aarhus, Denmark. Combined with a new development centre in Asia, this gives Vestas the best possible conditions for creating a global and attractive research environment which can attract the best talents*," says Finn Strøm Madsen.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Vestas Technology R&D is also establishing a back office in Chennai in India. The office in Chennai will participate in the development work together with the centres in Denmark and Singapore.

The above investment does not affect the Vestas Group's expectations for the total investments for 2006, cf. stock exchange announcement No. 29/2006 of 16 May 2006.

Any questions may be addressed to Finn Strøm Madsen, President of Vestas Technology R&D or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, both on telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S